Exhibit 99.1

TransAlta Corporation 110-12th Avenue, S.W. Box 1900, Station “M” Calgary, Alberta T2P 2M1 Phone: (403) 267-7110 www.transalta.com

July 22, 2009

Dear Canadian Hydro Developers, Inc. Shareholder:

On behalf of the Board of Directors of TransAlta Corporation, I am pleased to send you the accompanying offer to purchase all of the outstanding common shares of Canadian Hydro Developers, Inc. for a price of $4.55 per share in cash.

Our offer provides significant and immediate value for your Canadian Hydro common shares as well as the certainty of a fully-financed, all-cash bid. The offer price represents a premium of approximately 30 percent over the volume weighted average trading price of the Canadian Hydro common shares over the 10 trading days immediately prior to July 20, 2009 and a premium of approximately 25 percent over the closing price of Canadian Hydro common shares on July 17, 2009.  In short, our offer provides compelling value for Canadian Hydro’s existing assets and growth potential and removes the inherent execution and financing risks associated with Canadian Hydro’s business plan.

We first approached Canadian Hydro in December 2008 with the aim of reaching a negotiated transaction. In correspondence and meetings with Canadian Hydro over the next seven months, we articulated our interest in combining the two companies and outlined the potential benefits of the transaction. Despite our efforts, Canadian Hydro would not engage in substantive discussions or allow us to perform due diligence.  Over time, it became clear that a negotiated transaction could not be achieved. As a result, we felt compelled to make this offer directly to you, as Canadian Hydro’s shareholders.

The acquisition of Canadian Hydro would bring together two Alberta-based companies to create a leading North American renewable energy producer. The combined company would have approximately 1,900 megawatts of installed renewable power including wind, hydro, geothermal and biomass projects. Together, we believe Canadian Hydro and TransAlta would be well positioned to execute upon an expanded pipeline of renewable development projects.

The accompanying offer and take-over bid circular dated July 22, 2009 describes the terms and conditions of our offer along with detailed instructions for tendering your common shares. Our offer is subject to at least 66 2/3 percent of the common shares of Canadian Hydro being validly tendered to the offer as well as certain other conditions outlined in the accompanying offer and take-over bid circular.

Our offer is open for acceptance until 6:00 p.m. (Calgary time) on August 27, 2009, unless it is extended or withdrawn. To receive the value of this offer, it is important that you tender your common shares before the offer expires.

To tender your common shares to our offer, the Letter of Transmittal or, if necessary, the Notice of Guaranteed Delivery (both of which are included with the offer and take-over bid circular) must be completed and returned in accordance with the terms and conditions more fully set out under “Manner of Acceptance” in Section 3 of the offer. If your common shares are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, you should contact such nominee for instructions on how to deposit your common shares to our offer.

We appreciate your careful attention to our offer and hope that it will be favourably received. Should you require assistance in tendering your common shares or if you have any questions, please contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6752 (North American Toll Free Number) or 1-212-806-6859 (Bank, Brokers and collect calls).

Yours sincerely,

Steve Snyder

President and Chief Executive Officer

TransAlta Corporation